Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published an "Announcement on the Issuance of the Ultra-short-term Financing Bills of China Southern Airlines Company Limited" on Shanghai Stock Exchange, the full texts of the announcement are set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

17 April 2014

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang , Xu Jie Bo and Li Shao Bin as executive Directors; and Wei Jin Cai, Ning Xiang Dong, Liu Chang Le and Tan Jin Song as independent non-executive Directors.

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Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2014-010

Announcement on the Issuance of the Ultra-short-term Financing Bills of

China Southern Airlines Company Limited

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain any misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

The first extraordinary general meeting for the year 2012 of China Southern Airlines Company Limited (the “Company”) held on 10 August 2012 approved the authorization given to the Board, generally and unconditionally, to determine the specific debt financing instruments and issuance plan, and to issue, in one or multiple tranche(s), debt financing instruments within the permissible size for debt issuance in accordance with the provisions of the applicable laws and regulations.

According to the resolution passed on the abovementioned general meeting, on 31 October 2012, the Board considered and approved to apply to National Association of Financial Market Institutional Investors for registration to issue, in one or multiple tranche(s), ultra-short-term financing bills of an aggregate principal amount up to RMB10 billion, according to its capital needs and the market conditions.

According to the resolution passed on the Board meeting, the Company applied to National Association of Financial Market Institutional Investors for registration to issue ultra-short-term financing bills of an aggregate principal amount up to RMB10 billion and the rolling issuance of the ultra-short-term financing bills shall be conducted within the valid registration term. On 14 December 2012, the Company has received a notice of acceptance of registration (Zhong Shi Xie Zhu[2012]SCP No. 45) issued by National Association of Financial Market Institutional Investors to accept the registration to issue ultra-short-term financing bills of the Company.

The Company has completed the issuance of the second tranche of ultra-short-term financing bills for the year 2014 of China Southern Airlines Company Limited ( the “Second Tranche Financing Bills”) on 17 April 2014. The total issuance amount of the Second Tranche Financing Bills was RMB3 billion, with a maturity period of 270 days, a par value per unit of RMB100 and a nominal interest rate of 5.1%.

The Second Tranche Financing Bills were underwritten by an underwriting syndicate led by Industrial Bank Co., Ltd. as the lead underwriter, and the Second Tranche Financing Bills were publicly issued by ways of book building and concentrative allotment in the National Inter-bank Bond Market. The proceeds raised from the Second Tranche Financing Bills shall be used to repay the bank loans, facilitate the working capital turnover and rationalize the financing structure of the Company.

The relevant documents in relation to the issuance of the Second Tranche Financing Bills have been published on the websites of China Money and Shanghai Clearing House at www.chinamoney.com.cn and www.shclearing.com, respectively.

The Board of

China Southern Airlines Company Limited

17 April 2014

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